kvcf
kaplan voekler cunningham & frank PLC

T. Rhys James
Direct Dial: 804.823.4041
Direct Fax: 804.823.4099

rjames@kv-legal.com

December 11, 2013

<u>VIA FEDEX OVERNIGHT</u>

Stacie D. Gorman
Attorney-Advisor
U.S. Securities and Exchange Commission
Filer Desk
Mail Stop 3040
100 F Street, N.E.,
Washington, DC 20549

> **Re:** **Allegiancy, LLC**
> **Amendment No. 4 to Offering Statement on Form 1-A Filed**
> **December 11, 2013**
> **File No. 024-10354**

Dear Ms. Gorman:

On behalf of Allegiancy, LLC, a Delaware limited liability company (the "Issuer"), I am submitting the following letter to the U.S. Securities and Exchange Commission (the "Commission") in response to the comment letter dated December 6, 2013 (the "Comment Letter") to the Issuer's Amendment No. 3 to its Offering Statement on Form 1-A filed on November 20, 2013 (the "Amended Offering Statement") received from the staff of the Division of Corporation Finance (the "Staff") of the Commission. Enclosed herewith for filing, please find seven copies of Amendment No. 4 to the Offering Statement ("Amendment No. 4"), which includes changes to reflect responses to the Staff's comments. For the Staff's ease of review, we have also provided seven additional copies of Amendment No. 4, each marked to show changes against the Amended Offering Statement.

For convenience of reference, each Staff comment contained in the Comment Letter is reprinted below in italics, numbered to correspond with paragraph numbers assigned in the Comment Letter, and is followed by the corresponding response of the Issuer. All page references in the responses are to pages of Amendment No. 4.

<u>General</u>

Commission's Comment No. 1. *We note your disclosure throughout your offering statement that you do not intend to have your Class B Units listed on a national exchange or quoted on the over-the-counter bulletin board and your disclosure on page 43 regarding the transfer restrictions on all of your Units, including your Class B Units. However, we also note your disclosure on page 8 and elsewhere in the*

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offering statement that your right to convert Class A Units into Class B Units is contingent upon there being a closing price for the Class B Units available based on the trading of the Class B Units on a national exchange, through the over-the-counter bulletin board or through bid and ask prices established by a professional market maker making a market in the Class B Units. Please explain to us whether you intend to develop a trading market for your Class B Units in the future and, if not, how your conversion right will be exercisable.

Issuer's Response:

In response to the Staff's comment the Issuer has revised its disclosure on pages 11, 20 and 21 to clarify that the Issuer does not currently intend to list its securities on a national securities exchange or have them quoted on the over-the-counter bulletin board. The Issuer acknowledges that its Units are unrestricted securities, subject to the transfer restrictions contained in the Issuer's limited liability company agreement, and that negotiated transactions may be facilitated by the Issuer's dealer-manager or other broker-dealers, but the Issuer does not anticipate participating in such transactions other than in respect of determining the application of the limited liability company agreement's transfer restrictions.

The Issuer may determine it is in its best interests to develop a trading market for its Class B Units in the future, but such determination will take into account several currently unknown factors, including the performance of the Issuer's business after the closing of this Offering.

The requirement that a closing price exist for the Class A Units to be convertible after 5 years is intended as a protection of the investors in the Class A Units ("Class A Investors"). Because the conversion will eliminate the rights of the Class A Investors to the preferred returns associated with Class A Units, the Company determined it equitable that the conversion only occur if the increased liquidity provided by a national securities exchange, over-the-counter bulletin board or professional market maker is available in respect of the Class B Units. If there is no trading market, or market maker establishing bid and ask prices, then the Company will not be permitted to exercise the conversion right.

Capitalization, page 37.

Commission's Comment No. 2. *We note your revised disclosure in response to comment 9 of our comment letter dated November 13, 2013. In addition to the disclosure reflecting the beneficial ownership of Stevens Sadler and Christopher Sadler, please revise your tables to also reflect the record ownership of Continuum Capital, LLC and Chesapeake Realty Advisors, LLC. Please refer to Items 10(a)(3) and 10(b) of Offering Circular Model B of Form 1-A.*

Issuer's Response:

In response to the Staff's comment, please see the Issuer's revised capitalization tables set forth on pages 37-38 of Amendment No. 4.

Contribution Agreement, page 39.

Commission's Comment No. 3. *We note your revised disclosure in response to comment 10 of our comment letter dated November 13, 2013. We note that the closing of the contribution agreement is contingent upon selling the minimum offering amount. Please revise your disclosure on page 39 to also*

address this as your obligation under the contribution agreement or advise.

Issuer's Response:

In response to the Staff's comment, the Issuer has revised its disclosure on page 41 of Amendment No. 4.

Audited Balance Sheet of Allegiancy, LLC, page F-5

Commission's Comment No. 4. *. Please revise your balance sheet to indicate the date of the financial statement. We note the Report of Independent Accountants on page F-4 indicates the balance sheet is as of September 30, 2013, while disclosure on page 52 refers to your balance sheet as of May 29, 2013. Please also update the disclosure on page 52 accordingly.*

Issuer's Response:

In response to the Staff's comment, the Issuer has updated its disclosure on page 52 to reflect September 30, 2013 as the date of the Issuer's financial statements, including its audited balance sheet. The Issuer has also indicated September 30, 2013 as the date of its balance sheet on its balance sheet.

Unaudited Consolidated Pro Forma Balance Sheet, page F-9.

Commission's Comment No. 5. *Please revise in your next amendment to present cash and restricted cash assets separately. Please also explain to us why the deposit balance of Reva Management Advisors as of September 30, 2013 of $1,732,500 is no longer equal to its restricted cash balance of $1,562,560 as of September 30, 2013; clarify the reason for the difference.*

Issuer's Response:

In response to the Staff's comment, the Issuer has revised its unaudited pro forma balance sheet as of September 30, 2013 to present Cash and restricted cash separately. The amended unaudited pro-forma balance sheet and the RMA unaudited balance sheet have been amended to properly reflect the restricted cash balance of $1,732,500 as of September 30, 2013.

Commission's Comment No. 6. *Please clarify how RMA will be released from its liability under the line of credit. Based on your pro forma adjustments, you reduced cash in an amount of $1 million to eliminate the liability. Please clarify. To the extent you plan to pay cash to settle the liability, please tell us if you will pay the bank directly and also if you intend to use offering proceeds since it appears that the majority of Reva Management Advisors' cash is restricted.*

Issuer's Response:

RMA was released from liability under its line of credit as of October 4, 2013. The line of credit was paid in full as of such date. No offering proceeds will be used to pay off the line of credit. The Issuer has amended is pro forma financial statements to reflect that the $1million line of credit was paid off pursuant to the collection of $1million of related party receivables.

Commission's Comment No. 7. *Please explain how the related party receivables will be eliminated prior to close. If true, please clarify that RMA will forgive the loans, and disclose the counterparties as well as the reason for the forgiveness. Also, expand your disclosure elsewhere in the filing, as appropriate, to discuss your intentions with regards to loans to related parties in the future and the risks involved with such transactions. Lastly, clarify if RMA has agreed to accept property and equipment to settle one of the loans and, if so, disclose the details of this arrangement.*

In response to the Staff's comment, the Issuer first notes for the Staff that the notes to the Issuer's unaudited historical financial statements dated September 30, 2013 have been revised to reflect that the $217,626 related party receivable due from a related third party is actually split evenly between the receivables due from Continuum Capital, LLC and Chesapeake Realty Advisors, LLC. This results in receivables from Continuum Capital, LLC of $392,931 as of September 30, 2013 and receivables from Chesapeake Realty Advisors, LLC of $391,633 as of September 30, 2013.

$1 million of the related party receivables has been collected and used to pay off RMA's line of credit as of October 4, 2013. The related party receivables collected to pay off the line of credit included the entirety of the receivables of Real Estate Value Advisors, LLC, an affiliate of RMA, in the amount of $935,750 and $32,125 from each of Continuum Capital, LLC and Chesapeake Realty Advisors, LLC, who are each a 50% member of RMA. Following such collection, the remaining related party receivables consist of $360,806 from Continuum Capital, LLC and $359,508 from Chesapeake Realty Advisors, LLC. Continuum Capital, LLC and Chesapeake Realty Advisors, LLC, being the sole members of RMA, have mutually determined to cause RMA to forgive these remaining receivables and to treat such forgiveness as distributions to each of Continuum Capital, LLC and Chesapeake Realty Advisors, LLC. No property or equipment will be accepted to settle any of the related party receivables.

Please also see page 42 of Amendment No. 4 setting forth the Issuer's revised disclosure regarding its procedures concerning affiliated transactions, including without limitation loans and loan guarantees.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it to my office. For your convenience, I have included a self-addressed, stamped envelope.
Thank you for your continued cooperation. To the extent you have any questions or need further information, please do not hesitate to call me.

Very truly yours,



T. Rhys James

Enclosures
cc: Stevens M. Sadler (via electronic mail)
       Robert R. Kaplan, Jr., Esq. (via electronic mail)
       Christopher J. Lange, Esq. (via electronic mail)